

July 8, 2013

Via E-mail
Mr. Robert D. Kohn
Chief Executive Officer
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, Florida 33334

  Re: BioPower Operations Corporation
    Form 10-K for the Fiscal Year Ended November 30, 2012
    Filed March 18, 2013
    Form 10-Q for the Quarterly Period Ended February 28, 2013
    Filed April 15, 2013
    File No. 333-172139

Dear Mr. Kohn:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2012

General

1. Please amend your November 30, 2012 Annual Report on Form 10-K to include the required CEO/CFO Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We note you have referenced these Certifications in the Item 15 Exhibit Index of the Form 10-K, but we are unable to locate them as being filed. Please refer to Item 601(b)(31) and (32) of Regulation S-K. The amendment should be filed as soon as practicable.

Controls and Procedures, page 27

2.   We note that you have concluded both of your disclosure controls and procedures and internal control over financial reporting to be not effective as of November 30, 2012. Please expand this section to include a discussion as to why your controls were not effective. In this regard, reference is also made to the Item 4.02 Form 8-K filed on March 19, 2013, where, because of errors identified, you have a material weakness in your internal controls over financial reporting as a result of your inability to properly determine the timing of the revenue recognition of the non-refundable payments made pursuant to the non-operating consulting agreement, the effect of common stock authorized but not issued, and a loan cost of an incomplete escrow arrangement. If applicable, please provide discussion of the errors identified and the resulting material weakness in the amended November 30, 2012 Form 10-K, to be filed, along with management's plans for remediation of the material weakness.

3.   In addition, we note you indicate in the Item 4.02 Form 8-K that the errors were identified in the unaudited financial statements for the quarters ended February 29, 2012, May 31, 2012 and August 31, 2012 (collectively, the "Relevant Periods"). Please include a footnote in the amended November 30, 2012 Form 10-K, to be filed, that discloses the financial statement impact of the restatements to the relevant quarterly periods, or include disclosure that the impact will be reflected in a restatement footnote for the affected periods in the Forms 10-Q for the quarters ended February 28, 2013, May 31, 2013 and August 31, 2013.

Form 10-Q for the Quarterly Period Ended February 28, 2013

Exhibit 31 and Exhibit 32 Certifications

4.   Please revise the Exhibit 31.1 Certification to include the signature of Mr. Robert D. Kohn as also Chief Financial Officer. Please revise the Exhibit 32.1 Certification to identify the Registrant as BioPower Operations Corporation in the first sentence, in addition to Mr. Kohn being the Chief Executive Officer and Chief Financial Officer. Similarly, the signature for Mr. Kohn should also include him as being Chief Executive Officer. Please amend your Form 10-Q for the quarterly period ended February 28, 2013 as soon as practicable to include these revisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief